Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Phillips 66 for the registration of Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock, Warrants, Depositary Shares, Stock Purchase Contracts and Stock Purchase Units and to the incorporation by reference therein of our report dated March 1, 2012 (except Note 22, as to which the date is November 2, 2012) with respect to the combined financial statements and schedule of Phillips 66, included in its Current Report on Form 8-K dated November 2, 2012 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

November 5, 2012